Exhibit 16.1

Tel: 310-557-0300 Fax: 310-557-1777 www.bdo.com	1888 Century Park East 4th Floor Los Angeles, CA 90067

April 7, 2014

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on April 4, 2014, to be filed by our former client, RLJ Entertainment, Inc. We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

cc: A. Laszlo, Audit Committee Chairman
Drew Wilson, Chief Financial Officer

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.